UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 001-32529

Gentium S.p.A.

(Translation of registrant’s name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached hereto as Exhibits 1 through 3 are materials sent to the shareholders and holders of American Depositary Shares of Gentium S.p.A., an Italian società per azioni (the “Company”) in connection with the Extraordinary Shareholders’ Meeting of the Company scheduled to be held on February 28, 2014 at 4:00 p.m. (Italian time), on first call and, if necessary, on March 4, 2014, at the same time, on second call.

This report and the exhibit hereto are incorporated by reference into the registration statements of the Company on Forms F-3: File No. 333-135622, File No. 333-137551, File No. 333-138202, File No. 333-139422, File No. 333-141198, and File No. 333-174575 and on Forms S-8: File No. 333-137534, File No. 333-146534 and File No. 333-181171.

Exhibit No.	Description

1	Notice of Call

2	Report to Shareholders

3	Proxy Card

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
Name:	Salvatore Calabrese
Title:	Chief Financial Officer and Chief Operating Officer

Dated: February 6, 2014

Exhibit 1

Gentium S.p.A.

Share Capital equal to Euro 17,397,075

Registered office in Villa Guardia (Como), Piazza XX Settembre no. 2

Registration number with the Register of Enterprises of Como no. 240386

Tax Code, VAT no. 02098100130

CALL OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of Gentium S.p.A. (the “Company”) are invited to attend the next Extraordinary Shareholders’ meeting of the Company, to be held at the office of the Public Notary Carlo Marchetti in Milano, Italy at via Agnello no. 18, on February 28, 2014 at 4:00 p.m. (Italian time), in first call and, if necessary, on March 4, 2014, in second call, at the same place and time in order to discuss and resolve upon the following:

Agenda

1.	Delisting of the American Depositary Shares of the Company (the “ADSs”) traded on the Nasdaq Global Market and the deregistration, under the United States Securities Exchange Act of 1934, of the ordinary shares of the Company and the ADSs. Pertinent and consequent resolutions.

Villa Guardia (Como), February 5, 2014

The Chairman of the Board of Directors

(Mr. Fintan Keegam)

Exhibit 2

REPORT OF THE BOARD OF DIRECTORS TO SHAREHOLDERS

OF GENTIUM S.P.A. REGARDING

EXTRAORDINARY SHAREHOLDERS’ MEETING

Dear Shareholders and Holders of American Depositary Shares of Gentium S.p.A. (the “Company”):

An Extraordinary Shareholders’ Meeting of the Company has been called in order to discuss the delisting of the American Depositary Shares of the Company (the “ADSs”) traded on the Nasdaq Global Market (“Nasdaq”) and the deregistration, under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the ordinary shares of the Company (the “Ordinary Shares”) and the ADSs.

The “first call” for this meeting is February 28, 2014 at 4 p.m., CET time, at “Studio Notarile Marchetti” in Milan, Italy at Via Agnello no. 18. Should a quorum (i.e. attendance by holders of a majority of the outstanding Ordinary Shares (including Ordinary Shares underlying the ADSs)) not be met on the first call, a “second call” for this meeting will be on March 4, 2014 at the same time and place. There is a quorum requirement that holders of more than one-third of the outstanding Ordinary Shares (including Ordinary Shares underlying the ADSs) attend the meeting on second call.

Holders of record of the ADSs as of January 27, 2014 will be able to instruct The Bank of New York, the Company’s depositary for the Ordinary Shares underlying the ADSs, to vote such underlying Ordinary Shares at the Extraordinary Shareholders’ Meeting pursuant to the terms of the Deposit Agreement, dated as of June 15, 2005, between the Company and The Bank of New York. The Bank of New York will vote the Ordinary Shares underlying the ADSs pursuant to the instructions it receives from the holders of such ADSs at either the first call or the second call, as the case may be. The affirmative vote of (i) holders of a majority of the outstanding Ordinary Shares (including Ordinary Shares underlying the ADSs) (if a quorum is met on first call), or (ii) holders of two/thirds (2/3) of the Ordinary Shares (including Ordinary Shares underlying the ADSs) present at the second call (if a quorum is met on second call), is required to approve any resolution proposed at and to be resolved upon by the Extraordinary Shareholders’ Meeting.

The Board of Directors recommends that you vote in favor of each of the following matters.

1.	Delisting of the ADSs traded on Nasdaq and Deregistration, under the Exchange Act, of the Ordinary Shares and the ADSs.

On December 23, 2013, Jazz Pharmaceuticals plc (“Jazz plc”), and Jazz Pharmaceuticals Italy S.p.A. (formerly known as Jazz Pharmaceuticals Italy S.r.l.), a wholly owned subsidiary of Jazz plc (“Jazz Italy”), launched a tender offer to purchase all of the outstanding Ordinary Shares and ADSs of the Company (the “Offer”). As of the expiration of the Offer, which occurred at 12:00 midnight (New York City time) on the evening of January 22, 2014, 12,244,156 Ordinary Shares and ADSs, representing approximately 79% of the then outstanding Ordinary Shares and ADSs (without duplication for Ordinary Shares underlying the ADSs), had been tendered into the Offer and were subsequently purchased by Jazz Italy. On January 23, 2014, Jazz Italy commenced a subsequent offering period of the Offer to acquire all remaining untendered Ordinary Shares and ADSs, which is currently scheduled to expire at 12:00 midnight (New York City time) on the evening of February 20, 2014.

As of 5:00 p.m. (New York City time) on February 4, 2014, Jazz Italy has purchased an additional 1,800,444 Ordinary Shares and 1,635,895 ADSs that were properly tendered during the subsequent offering period, including 1,341,711 ADSs that were tendered in accordance with the guaranteed delivery procedures contemplated by the Offer and subsequently delivered during the subsequent offering period. Therefore, as of 5:00 p.m. (New York City time) on February 4, 2014, Jazz Italy held an aggregate of 15,680,495 Ordinary Shares (including Ordinary Shares underlying the ADSs), or approximately 90.1% of the then outstanding Ordinary Shares (including Ordinary Shares underlying the ADSs).

On January 28, 2014, the Board of Directors of the Company approved (i) the delisting of the ADSs from Nasdaq (the “Delisting”), and the deregistration, under the Exchange Act, of the ADSs and the Ordinary Shares (the “Deregistration”); (ii) submitting the proposals for the Delisting and the Deregistration to the Extraordinary Shareholders’ Meeting of the Company; and (iii) granting to the Chairperson of the Board of Directors of the Company all of the necessary powers to complete and give effect to the Delisting and the Deregistration. The Board of Directors decided to submit the proposals for the Delisting and the Deregistration to the Extraordinary Shareholders’ Meeting of the Company for the following reasons: (i) the Company is unlikely to continue to benefit from having the ADSs publicly traded in the United States due to, among other things, the significantly decreased number of publicly-held ADSs and Jazz Italy’s intention to acquire 100% of the outstanding Ordinary Shares and ADSs; (ii) the Company will bear significant expense and administrative burden in connection with the continued listing of the ADSs on Nasdaq and registration of the Ordinary Shares and ADSs under the Exchange Act, and the elimination of such burdens as a result of the Delisting and Deregistration will ultimately serve to maximize the value of the Company; and (iii) the terms of the Offer, contained in the tender offer documents delivered to the holders of Ordinary Shares and ADSs and publicly filed with the United States Securities and Exchange Commission, previously disclosed Jazz Italy’s intention to proceed with the Delisting and the Deregistration following the successful completion of the Offer.

Additionally, while (i) Italian law does not expressly require that shareholders of an Italian company approve the delisting of such company from a foreign market, and (ii) in various precedent cases, a resolution of the board of directors was deemed sufficient to approve and effect such a delisting, the Company’s Board of Directors believes that it is advisable to submit the proposals for the Delisting and Deregistration to the Extraordinary Shareholders’ Meeting, as doing so affords greater protection for the rights of the Company’s minority shareholders.

Finally, the Board of Directors of the Company believes that Article 2437-Quinquies of the Italian Civil Code, which provides that shareholders who do not approve the resolution that leads to the delisting of the shares of an Italian “società per azioni” (joint stock company) from a “regulated market” are entitled to withdraw from such company, is not applicable to the Delisting of the ADSs from Nasdaq. Consequently, the holders of Ordinary Shares (including the Ordinary Shares underlying the ADSs) who do not approve the Delisting would not be entitled to exercise withdrawal rights under Italian corporate law as a result of the Delisting. In any event, if such withdrawal rights did exist, Article 2437-ter of the Italian Civil Code provides that the price that the dissenting or abstaining shareholders would be entitled to receive upon the exercise of their withdrawal rights would be equal to the average closing price of the ADSs on Nasdaq over the six month period preceding the publication of the notice of call of the Extraordinary Shareholders’ Meeting. Such value (which, if the notice of call were published on the date of this Report, would be approximately USD$35) is significantly lower than the USD$57 price per Ordinary Share and per ADS offered by Jazz Italy in the Offer and that is still being offered in the subsequent offering period expiring at 12:00 midnight (New York City time) on the evening of February 20, 2014.

In light of the above, the Board of Directors proposes that the Extraordinary Shareholders’ Meeting approves the following resolutions:

At the Extraordinary Shareholders’ Meeting of the Company, following an exhaustive discussion, and after having examined and approved the report of the Board of Directors, the shareholders and holders of ADSs of the Company

RESOLVED

•	to approve: (i) the delisting of the American Depositary Shares of the Company traded on the Nasdaq Global Market (the “Delisting”); and (ii) the deregistration, under the United States Securities Exchange Act, of the ordinary shares of the Company and the American Depositary Shares of the Company (the “Deregistration”); and

•

to confirm the granting to the Chairperson of the Board of Directors of the Company by the Board of Directors of the Company of all of the necessary and/or appropriate powers to complete and give effect to the Delisting and the Deregistration, including, but not limited to, the powers to sign, complete and deliver any deed, agreement, document, notice, instrument or communication necessary or appropriate in his opinion to be negotiated, delivered, completed, executed or issued by the Company for the purpose of completion of the Delisting and the Deregistration, as well as to request and execute all of the registrations and to perform all of the necessary regulatory and other filings, and, in general, to carry out any other actions that he may deem as necessary or appropriate to complete the Delisting and the Deregistration.

February 5, 2014

Exhibit 3

PROXY CARD

Extraordinary Shareholders’ Meeting:

THE BOARD OF DIRECTORS SUBMITS THE FOLLOWING TWO PROPOSALS FOR A VOTE.

•	to approve: (i) the delisting of the American Depositary Shares of the Company traded on the Nasdaq Global Market (the “Delisting”); and (ii) the deregistration, under the United States Securities Exchange Act, of the ordinary shares of the Company and the American Depositary Shares of the Company (the “Deregistration”); and

•	to confirm the granting to the Chairperson of the Board of Directors of the Company by the Board of Directors of the Company of all of the necessary and/or appropriate powers to complete and give effect to the Delisting and the Deregistration, including, but not limited to, the powers to sign, complete and deliver any deed, agreement, document, notice, instrument or communication necessary or appropriate in his opinion to be negotiated, delivered, completed, executed or issued by the Company for the purpose of completion of the Delisting and the Deregistration, as well as to request and execute all of the registrations and to perform all of the necessary regulatory and other filings, and, in general, to carry out any other actions that he may deem as necessary or appropriate to complete the Delisting and the Deregistration.

Gentium S.p.A.

Instructions to The Bank of New York, as Depositary

(Must be received prior to 5:00 PM (New York Time) on

February 20, 2014 (first call) and February 24, 2014 (second call))

The undersigned registered holder of American Depositary Shares of Gentium S.p.A. hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Ordinary Shares or other deposited securities represented by such American Depositary Shares registered in the name of the undersigned on the books of the Depositary as of the close of business on January 27, 2014 at the Extraordinary Shareholders’ Meeting to be held on February 28, 2014, if such meeting is held on first call, or March 4, 2014, if such meeting is held on second call, in respect of the resolutions specified on the reverse.